                                                                    EXHIBIT 99.1

                          INTERNET GOLD REPORTS STRONG
                      THIRD QUARTER 2009 FINANCIAL RESULTS

- PROGRESS TOWARDS BEZEQ ACQUISITION: 012 SMILE COMMUNICATIONS SIGNS AGREEMENT
                    FOR SALE OF TELECOMMUNICATIONS BUSINESS -

PETACH TIKVA, ISRAEL, NOVEMBER 19, 2009 - Internet Gold Golden Lines Ltd.,
(NASDAQ Global Market and TASE: IGLD) today reported its financial results for the third quarter of 2009.

HIGHLIGHTS

     o    Strong operating cash flow of NIS 62 million

     o    NIS 141 million decrease in net outstanding financial debt compared to year-end 2008

     o    Smile.Media continues to achieve positive cash flow and bottom line profitability

     o    Share buy-back program completed successfully

     o    Company's 75.3%-owned subsidiary, 012 Smile Communications Ltd., continues process of acquiring the controlling stake in Bezeq,
          Israel's largest telecommunications provider. Transaction expected to close as planned

     o    012 Smile Communications signed an agreement with a wholly owned subsidiary of Ampal-American Israel Corporation to sell its telecommunications business.

012 SMILE.COMMUNICATIONS: Excellent performance delivered while pursuing its growth strategy

     o    Total revenues increased by 4% to NIS 294 million (US $78 million)

     o    Broadband segment revenues increased by 6%

     o    International Long Distance (ILD) segment revenues up on both a quarter-by-quarter and year-over-year basis

     o    Operating income increased by 11% to NIS 37 million (US $10 million)

     o    Net income increased by 19% to NIS 15 million (US $4.0 million) or NIS
          0.59 per share (US $0.16 per share)

     o    Total of 134,000 local telephony lines as of the end of the quarter

     o    Cash flow from operations for the quarter increased by 36% to NIS 64 million (US$17 million)

FINANCIAL RESULTS FOR THE THIRD QUARTER

REVENUES: Revenues for the third quarter of 2009 were NIS 310 million (US $82.5 million), a 5.4% increase compared with NIS 294 million in the third quarter of
2008. The revenues were attributable primarily to the results of 012
Smile.Communications together with the minor contribution of Smile Media.

ADJUSTED EBITDA: Adjusted EBITDA for the third quarter of 2009 was NIS 69 million (US $18.4 million). This was a 14% decrease compared to NIS 80.4 million for the third quarter of 2008, which included a NIS 12.8 million one-time gain arising from the sale of Smile Media's interest in MSN Israel. Excluding the income relating to the MSN transaction, adjusted EBITDA for the third quarter of
2009 increased by 2% compared to the parallel quarter of 2008. FOR MORE
INFORMATION REGARDING THE USE OF NON-GAAP FINANCIAL MEASURES, PLEASE SEE THE
NOTES IN THIS PRESS RELEASE.

FINANCIAL EXPENSES, NET: Financial expenses net, for the third quarter of 2009 totaled NIS 36.5 million (US $9.7 million) compared with NIS 47.5 million in the third quarter of 2008. Financial expenses, net, for the third quarter of 2009 included: (1) NIS 5.9 million (US $1.6 million) associated with the period's decrease of the shekel-dollar exchange rate; (2) NIS 35.5 million (US $9.4 million) associated with the Company's bonds, reflecting the period's 2.4%
increase in the Israeli CPI; and (3) financial income of NIS 5.4 million (US
$1.4 million) associated with the mark-to-market of certain marketable securities whose values have increased as a result of the global improvement in the capital markets.

NET INCOME: On a U.S. GAAP basis, net income for the third quarter of 2009 was
NIS 2.8 million (US $0.7 million), or NIS 0.16 (US $0.04) per share on a fully diluted basis. This compares to a net loss of NIS 8.5 million, or NIS 0.4 loss per share on a fully diluted basis for the third quarter of 2008.

CAPITAL RESOURCES

The Company's cash, cash equivalents and marketable securities as of September
30, 2009 were NIS 676 million (US $180 million). Total assets as of September
30, 2009 were approximately NIS 2.0 billion (U.S. $535 million) and total bank debt was NIS 56 million (U.S. $15 million). Shareholders' equity as of
September, 30 2009 was NIS 422 million ($112 million), representing 21% of total assets.

COMMENTS OF MANAGEMENT

Commenting on the results, Eli Holtzman, Internet Gold's CEO, said, "We are pleased to report another strong quarter, demonstrating the success of our telecommunications brands in a marketplace that continues to grow and strengthen. With great results, 012 Smile.Communications continues to generate significant cash flow, enabling us to continue decreasing our financial debt and to fund the next phase of our growth."

Mr. Holtzman continued, "We are very excited about the rapid progress being made towards 012 Smile's acquisition of a controlling stake in Bezeq The Israel
Telecommunication Corp., Israel's largest telecommunications provider (TASE:
BZEQ). Earlier this week we announced that 012 Smile.Communications signed an agreement with a wholly owned subsidiary of Ampal-American Israel Corporation
(Nasdaq: AMPL) to sell its ongoing telecommunications business for NIS 1.2 billion, or approximately $318 million. With this agreement in place, we believe
012 Smile is on track to close the Bezeq transaction prior to April 25, 2010."

"Following the closing of the Bezeq transaction," concluded Mr. Holtzman,
"Internet Gold will become the undisputed leader of Israel's telecommunications industry, a goal towards which we have been moving steadily for nearly two decades and which we believe will lead to significantly increased shareholder value."

BUSINESS SEGMENTS

012 SMILE.COMMUNICATIONS LTD. (NASDAQ AND TASE: SMLC):

012 Smile.Communications reported improved quarterly revenues of NIS 294 million
(US $78 million) for the quarter ended September 30, 2009, compared to NIS 282 million for the same period in 2008, a 4% increase. Revenue from broadband services increased to NIS 148 million (US $39 million) for the third quarter of
2009 compared to NIS 140 million for the third quarter of 2008, an increase of
6%. Revenue from traditional voice services for the quarter was NIS 146 million
(US $38.9 million) compared to NIS 142 million for the same period last year.

Operating income for the third quarter of 2009 increased to NIS 37.3 million (US
$ 10 million) compared with NIS 33.8 million for the same period last year.

Adjusted EBITDA for the third quarter of 2009 increased to a record NIS 69.7 million (US $18.5 million) compared with NIS 62.6 million for the same period last year.

SMILE.MEDIA LTD.: Smile.Media delivered another consecutive quarter of operating and net income. The segment's revenues for the third quarter were NIS 16.4 million (US $4.4 million), derived primarily from its e-commerce businesses. The subsidiary's operating income for the third quarter of 2009 reached NIS 0.4 million (US $0.1 million) compared with NIS 9.6 million for the same period last year, which result included NIS 12.8 million of income from the sale of its interest in MSN Israel.

OTHER: During the third quarter of 2009, Internet Gold incurred operating expenses of approximately NIS 1.3 million (US $0.35 million). These expenses were primarily for activities related to the Company's listing on public securities exchanges, including expenses such as investor relations, Sarbanes
Oxley compliance, insurance and legal expenses and for the continued
investigation of potential joint ventures and M&A opportunities.

BUYBACK PROGRAMS

SHARE REPURCHASE PROGRAM: The Company repurchased 111,191 of its ordinary shares during the quarter ended September 30, 2009. The total number of Internet Gold shares repurchased through the Company's share repurchase programs as of
September 30, 2009 reached 5,477,859 shares, bringing the total number of outstanding shares as of September 30, 2009 to 18,040,547 shares. This represents the successful completion of the buyback program approved by the
Company's Board of Directors.

o BOND REPURCHASE PROGRAM: The Company did not repurchase any of its bonds during the quarter or to date. As of September 30, 2009, NIS 78,724,338 par value of Series A bonds and NIS 417,285,630 par value of Series B bonds, remain outstanding.

NOTES:

NON-GAAP MEASUREMENTS Reconciliation between the Company's results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated
Statement of Operations (Non-GAAP Basis). Non-GAAP financial measures consist of
GAAP financial measures adjusted to exclude amortization of acquired intangible assets, as well as certain business combination accounting entries. The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. Our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP.

Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. We believe these non-GAAP financial measures provide consistent and comparable measures to help investors understand our current and future operating cash flow performance. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated
Statement of Operations.

EBITDA is a non-GAAP financial measure generally defined as earnings before interest, taxes, depreciation and amortization. We define adjusted EBITDA as net income before financial income (expenses), net impairment and other charges, income attributable to non-controlling interest, expenses recorded for stock compensation in accordance with SFAS 123(R), income tax expenses and depreciation and amortization. We present adjusted EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structure (most particularly affecting our interest expense given our recently incurred significant debt), tax positions (such as the impact of changes in effective tax rates or net operating losses) and the age of, and depreciation expenses associated with, fixed assets (affecting relative depreciation expense).
Adjusted EBITDA should not be considered in isolation or as a substitute for net income or other statement of operations or cash flow data prepared in accordance with GAAP as a measure of our profitability or liquidity. Adjusted EBITDA does not take into account our debt service requirements and other commitments, including capital expenditures, and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. In addition, adjusted
EBITDA, as presented in this press release, may not be comparable to similarly titled measures reported by other companies due to differences in the way that these measures are calculated.

CONVENIENCE TRANSLATION TO DOLLARS For the convenience of the reader, the reported NIS figures of September 30, 2009 have been presented in thousands of
U.S. dollars, translated at the representative rate of exchange as of September
30, 2009 (NIS 3.758 = U.S. Dollar 1.00). The U.S. Dollar ($) amounts presented should not be construed as representing amounts receivable or payable in U.S.
Dollars or convertible into U.S. Dollars, unless otherwise indicated.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments in the industries it is engaged, the failure to manage growth and other risks detailed from time to time in Internet Gold's filings with the Securities Exchange Commission, including Internet Gold's Annual Report on Form 20-F. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

ABOUT INTERNET GOLD - GOLDEN LINES LTD.

Internet Gold - Golden Lines Ltd. is one of Israel's leading communications groups with a major presence across all Internet-related sectors. Its subsidiary, 012 Smile.Communications Ltd., is one of Israel's major Internet and international telephony service providers, and one of the largest providers of enterprise/IT integration services. Its 100% owned subsidiary, Smile.Media Ltd., manages a portfolio of Internet portals and e-Commerce sites.

FOR FURTHER INFORMATION, PLEASE CONTACT:

MS. IDIT AZULAY, INTERNET GOLD
Idita@co.smile.net.il / Tel: +972-72- 200-3848

                                               Internet Gold - Golden Lines Ltd.

CONSOLIDATED BALANCE SHEETS (IN THOUSANDS)
--------------------------------------------------------------------------------

                                                                       CONVENIENCE
                                                                     TRANSLATION INTO
                                                                       U.S. DOLLARS
                                                                       $1 = NIS 3.758
                                                                         ---------
                                              SEPTEMBER 30  DECEMBER 31  SEPTEMBER 30
                                                 2009          2008         2009
                                               ---------    ---------    ---------
                                              (UNAUDITED)   (AUDITED)   (UNAUDITED)
                                               ---------    ---------    ---------
                                                     NIS THOUSANDS      $ THOUSANDS
                                               ----------------------    ---------

CURRENT ASSETS
Cash and cash equivalents                         92,237       86,090       24,544
Marketable securities                            583,747      214,895      155,335
Trade receivables, net                           202,072      217,796       53,771
Related parties receivable                         3,064        1,729          815
Prepaid expenses and other current assts          23,910       27,046        6,363
Deferred tax assets                                  113       26,116           30
                                               ---------    ---------    ---------

Total current assets                             905,143      573,672      240,858
                                               ---------    ---------    ---------

INVESTMENTS
Long-term trade receivables                        6,260        6,350        1,666
Marketable securities                                  -      279,823            -
Assets held for employee severance benefits       21,949       17,786        5,841
Deferred tax assets                                   42           57           11
Property and equipment, net                      178,501      171,104       47,499
Other assets, net                                326,475      302,934       86,875
Other intangible assets, net                     157,138      174,640       41,814
Goodwill                                         416,888      416,888      110,933
                                               ---------    ---------    ---------

TOTAL ASSETS                                   2,012,396    1,943,254      535,497
                                               ---------    ---------    ---------

                                               Internet Gold - Golden Lines Ltd.

CONSOLIDATED BALANCE SHEETS (CONT'D)
--------------------------------------------------------------------------------

                                                                         CONVENIENCE
                                                                       TRANSLATION INTO
                                                                         U.S. DOLLARS
                                                                        $1 = NIS 3.758
                                                                          ---------
                                              SEPTEMBER 30   DECEMBER 31  SEPTEMBER 30
                                                  2009         2008          2009
                                                ---------    ---------    ---------
                                               (UNAUDITED)   (AUDITED)   (UNAUDITED)
                                                ---------    ---------    ---------
                                                     NIS THOUSANDS      $ THOUSANDS
                                                ----------------------    ---------

CURRENT LIABILITIES
Short-term bank credit                             52,910       42,738       14,079
Current maturities of long-term obligations         4,203       11,238        1,118
Accounts payable                                  140,256      148,580       37,322
Current maturities of convertible debentures       16,442       17,516        4,375
Current maturities of debentures                   87,969      100,142       23,409
Other payable and accrued expenses                127,680      125,388       33,976
Related parties payable                             3,145        3,223          837
                                                ---------    ---------    ---------
Total current liabilities                         432,605      448,825      115,116
                                                ---------    ---------    ---------

LONG TERM LIABILITIES
Long-term obligations and other payables                -          760            -
Convertible debentures                             73,692       84,857       19,609
Debentures                                        786,782      812,254      209,362
Deferred tax liabilities                           48,256       46,856       12,841
Liability for employee severance benefits          38,311       34,626       10,195
                                                ---------    ---------    ---------
Total long term liabilities                       947,041      979,353      252,007
                                                ---------    ---------    ---------

Total liabilities                               1,379,646    1,428,178      367,123
                                                ---------    ---------    ---------

Shareholders' equity                              421,729      324,604      112,222
Non-controlling interest                          211,021      190,472       56,152
                                                ---------    ---------    ---------

TOTAL EQUITY                                      632,750      515,076      168,374
                                                ---------    ---------    ---------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY      2,012,396    1,943,254      535,497
                                                =========    =========    =========

                                               Internet Gold - Golden Lines Ltd.

CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------

                                                                                        CONVENIENCE
                                                                                        TRANSLATION
                                                                                            INTO
                                                                                          DOLLARS
                                                                                        $1 = NIS 3.758
                                                                                           --------
                                         THREE MONTHS PERIOD       NINE MONTHS PERIOD    NINE-MONTH
                                          ENDED SEPTEMBER 30       ENDED SEPTEMBER 30   PERIOD ENDED
                                        ---------------------     --------------------  SEPTEMBER 30
                                          2009         2008         2009         2008       2009
                                        --------     --------     --------    --------     --------
                                      (UNAUDITED)  (UNAUDITED)   (UNAUDITED) (UNAUDITED)  (UNAUDITED)
                                        --------     --------     --------    --------     --------
                                             NIS THOUSANDS            NIS THOUSANDS      $ THOUSANDS
                                        ---------------------     --------------------     --------

REVENUE                                  309,816      293,846      920,091     854,901      244,835
                                        --------     --------     --------    --------     --------

COST AND OPERATING EXPENSES

Cost of revenue                          218,459      204,620      639,356     583,182      170,132
Selling and marketing                     38,446       43,446      116,576     125,996       31,020
General and administrative                16,580       16,800       47,809      53,644       12,722
Impairment and other expenses, net             -            -            -       6,922            -
Other income                                   -      (12,791)           -     (12,791)           -
                                        --------     --------     --------    --------     --------

TOTAL OPERATING EXPENSES                 273,485      252,075      803,741     756,953      213,874
                                        --------     --------     --------    --------     --------

OPERATING INCOME                          36,331       41,771      116,350      97,948       30,961
Financial expenses, net                   36,522       47,533        4,821     102,604        1,283
                                        --------     --------     --------    --------     --------

INCOME (LOSS) BEFORE INCOME TAXES           (191)      (5,762)     111,529      (4,656)      29,678
Income tax expenses (income)              (6,699)        (815)      29,011       4,707        7,720
                                        --------     --------     --------    --------     --------

INCOME (LOSS) AFTER INCOME
 TAX EXPENSES                              6,508       (4,947)      82,518      (9,363)      21,958
Net income attributable to non-
 controlling interest                      3,671        3,506       23,631       6,553        6,288
                                        --------     --------     --------    --------     --------

NET INCOME (LOSS)                          2,837       (8,453)      58,887     (15,916)      15,670
                                        ========     ========     ========    ========     ========

BASIC EARNINGS (LOSS) PER SHARE
Basic earnings (loss) per share             0.16        (0.40)        3.19       (0.72)        0.85
                                        --------     --------     --------    --------     --------

Weighted average number of
 ordinary shares used in calculation
 of basic earnings per share              18,077       21,191       18,453      21,986       18,453
                                        --------     --------     --------    --------     --------

DILUTED EARNINGS (LOSS) PER SHARE
Diluted earnings (loss) per share           0.16        (0.40)        3.19       (0.72)        0.85
                                        --------     --------     --------    --------     --------

Weighted average number of
 shares used in calculation
 of diluted earnings per share            18,077       21,191       18,453      21,986       18,453
                                        ========     ========     ========    ========     ========

                                               Internet Gold - Golden Lines Ltd.

RECONCILIATION TABLE OF NON-GAAP MEASURES (NIS IN THOUSANDS)
--------------------------------------------------------------------------------

                                                                                                               CONVENIENCE
                                                                                                              TRANSLATION
                                                                                                                   INTO
                                                                                                                  DOLLARS
                                                                                                              $1 = NIS 3.758
                                                                                                                 --------
                                          THREE MONTHS PERIOD                    NINE MONTHS PERIOD              NINE-MONTH
                                           ENDED SEPTEMBER 30                    ENDED SEPTEMBER 30             PERIOD ENDED
                                       ---------------------------           --------------------------         SEPTEMBER 30
                                         2009               2008               2009              2008               2009
                                       --------           --------           --------          --------           --------
                                      (UNAUDITED)       (UNAUDITED)         (UNAUDITED)      (UNAUDITED)        (UNAUDITED)
                                       --------           --------           --------          --------           --------
                                              NIS THOUSANDS                        NIS THOUSANDS                $ THOUSANDS
                                       ---------------------------           --------------------------           --------

GAAP operating income                    36,331             41,771            116,350            97,948             30,961

ADJUSTMENTS
Amortization of acquired
 intangible assets                        5,720              6,820             17,160            20,460              4,566
Impairment and other
 expenses, net                                -                  -                  -             6,922                  -
Other income                                  -            (12,791)                 -           (12,791)                 -
Other income in respect of
 MSN transaction                              -             12,791                  -            12,791                  -
Stock compensation in
 accordance with SFAS 123(R)              1,239              1,239              3,717             2,189                989
                                       --------           --------           --------          --------           --------

NON-GAAP ADJUSTED
 OPERATING INCOME                        43,290             49,830            137,227           127,519             36,516
                                       ========           ========           ========          ========           ========

GAAP tax expenses, net                   (6,699)              (815)            29,011             4,707              7,720

ADJUSTMENTS

AMORTIZATION OF ACQUIRED
 INTANGIBLE ASSETS
Included in tax expenses, net             8,787              1,841             11,761             5,523              3,129
                                       --------           --------           --------          --------           --------

NON-GAAP TAX EXPENSES, NET                2,088              1,026             40,772            10,230             10,849
                                       ========           ========           ========          ========           ========

Net income (loss) as reported             2,837             (8,453)            58,887           (15,916)            15,670

Non-controlling interest in
 operations of consolidated
 subsidiaries                             3,671              3,506             23,631             6,553              6,288
Income tax expenses (income)             (6,699)              (815)            29,011             4,707              7,720
Impairment and other
 expenses, net                                -                  -                  -             6,922                  -
Other income                                  -            (12,791)                 -           (12,791)                 -
Other income in respect of
 MSN transaction                              -             12,791                  -            12,791                  -
Stock compensation in
 accordance with SFAS 123(R)              1,239              1,239              3,717             2,189                989
Financial expenses, net                  36,522             47,533              4,821           102,604              1,283
Depreciation and amortization            31,528             37,404             88,215            94,398             23,474
                                       --------           --------           --------          --------           --------

ADJUSTED EBITDA                          69,098             80,414            208,282           201,457             55,424
                                       ========           ========           ========          ========           ========